SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 SCHEDULE 13D/A
                                      UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 1)

                             McLEODUSA INCORPORATED
                                (Name of Issuer)

                      CLASS A COMMON STOCK, $.01 PAR VALUE
                         (Title of class of securities)

                                   582266 10 2
                                 (CUSIP Number)

                            Stephen O. Meredith, Esq.
                              Edwards & Angell, LLP
                               101 Federal Street
                              Boston, MA 02110-1800
                                 (617) 439-4444
                 (Name, Address, and Telephone Number of person
                authorized to receive notices and communications)

                                 March 31, 1999
             (Date of event which requires filing of this statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box: [__].

    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

1.  Name of Reporting Person / I.R.S. Identification No. of  Above Person

Media/Communications Partners III Limited Partnership

2. Check the Appropriate Box if a Member of a Group

       (a)  X
       (b) _____

3.  SEC Use Only


4.  Source of Funds

OO

5.  Check Box if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

Delaware

Number of          7    Sole Voting Power
Shares
Beneficially            3,728,608

Owned By           8    Shared Voting Power
Each
Reporting                    -0-

Person With        9    Sole Dispositive Power

                        3,728,608

                  10    Shared Dispositive Power

                             -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

3,728,608

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13.  Percent of Class Represented by Amount in Row (11)

5.01%

14.  Type of Reporting Person

PN

1.  Name of Reporting Person / I.R.S. Identification No. of  Above Person

M/C III, L.L.C.

2. Check the Appropriate Box if a Member of a Group

       (a)  X
       (b) _____

3.  SEC Use Only


4.  Source of Funds

OO

5.  Check Box if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

Delaware

Number of          7    Sole Voting Power
Shares
Beneficially                 -0-

Owned By           8    Shared Voting Power
Each
Reporting               3,728,608

Person With        9    Sole Dispositive Power

                             -0-

                  10    Shared Dispositive Power

                        3,728,608

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

3,728,608

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13.  Percent of Class Represented by Amount in Row (11)

5.01%

14.  Type of Reporting Person

CO

1.  Name of Reporting Person  / I.R.S. Identification No. of  Above Person

M/C Investors L.L.C.

2. Check the Appropriate Box if a Member of a Group

       (a)  X
       (b) _____

3.  SEC Use Only


4.  Source of Funds

OO

5.  Check Box if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

Delaware

Number of          7    Sole Voting Power
Shares
Beneficially             185,251

Owned By           8    Shared Voting Power
Each
Reporting                    -0-

Person With        9    Sole Dispositive Power

                         185,251

                  10    Shared Dispositive Power

                             -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

185,251

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13.  Percent of Class Represented by Amount in Row (11)

 .25%

14.  Type of Reporting Person

CO

1.  Name of Reporting Person  / I.R.S. Identification No. of  Above Person

David D. Croll

2. Check the Appropriate Box if a Member of a Group

       (a)  X
       (b) _____

3.  SEC Use Only


4.  Source of Funds

OO

5.  Check Box if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

Delaware

Number of          7    Sole Voting Power
Shares
Beneficially                 -0-

Owned By           8    Shared Voting Power
Each
Reporting               3,913,859

Person With        9    Sole Dispositive Power

                             -0-

                  10    Shared Dispositive Power

                        3,913,859

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

3,913,859

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13.  Percent of Class Represented by Amount in Row (11)

5.26%

14.  Type of Reporting Person

IN

1.  Name of Reporting Person  / I.R.S. Identification No. of  Above Person

James F. Wade

2. Check the Appropriate Box if a Member of a Group

       (a)  X
       (b) _____

3.  SEC Use Only


4.  Source of Funds

OO

5.  Check Box if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

Delaware

Number of          7    Sole Voting Power
Shares
Beneficially                 -0-

Owned By           8    Shared Voting Power
Each
Reporting               3,913,859

Person With        9    Sole Dispositive Power

                             -0-

                  10    Shared Dispositive Power

                        3,913,859

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

3,913,859

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13.  Percent of Class Represented by Amount in Row (11)

5.26%

14.  Type of Reporting Person

IN

1.  Name of Reporting Person  / I.R.S. Identification No. of  Above Person

Stephen Gormley

2. Check the Appropriate Box if a Member of a Group

       (a)  X
       (b) _____

3.  SEC Use Only


4.  Source of Funds

OO

5.  Check Box if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

Delaware

Number of          7    Sole Voting Power
Shares
Beneficially                 -0-

Owned By           8    Shared Voting Power
Each
Reporting               3,913,859

Person With        9    Sole Dispositive Power

                             -0-

                  10    Shared Dispositive Power

                        3,913,859

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

3,913,859

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13.  Percent of Class Represented by Amount in Row (11)

5.26%

14.  Type of Reporting Person

IN

1.  Name of Reporting Person  / I.R.S. Identification No. of  Above Person

John Hayes

2. Check the Appropriate Box if a Member of a Group

       (a)  X
       (b) _____

3.  SEC Use Only


4.  Source of Funds

OO

5.  Check Box if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

Delaware

Number of          7    Sole Voting Power
Shares
Beneficially                 -0-

Owned By           8    Shared Voting Power
Each
Reporting               3,913,859

Person With        9    Sole Dispositive Power

                             -0-

                  10    Shared Dispositive Power

                        3,913,859

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

3,913,859

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13.  Percent of Class Represented by Amount in Row (11)

5.26%

14.  Type of Reporting Person

IN

1.  Name of Reporting Person  / I.R.S. Identification No. of  Above Person

Christopher Gaffney

2. Check the Appropriate Box if a Member of a Group

       (a)  X
       (b) _____

3.  SEC Use Only


4.  Source of Funds

OO

5.  Check Box if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

Delaware

Number of          7    Sole Voting Power
Shares
Beneficially                 -0-

Owned By           8    Shared Voting Power
Each
Reporting               3,913,859

Person With        9    Sole Dispositive Power

                             -0-

                  10    Shared Dispositive Power

                        3,913,859

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

3,913,859

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13.  Percent of Class Represented by Amount in Row (11)

5.26%

14.  Type of Reporting Person

IN

     Item 1.   Security and Issuer.

     This statement relates to the Class A Common Stock, $.01 par value (the "Common Stock"), of McLeodUSA Incorporated, a Delaware corporation (the "Company"), whose principal executive offices are located at 6400 C Street, S.W., P.O. Box 3177, Cedar Rapids, Iowa 52406-3177.


     Item 2.   Identity and Background.

     This statement is being filed by Media/Communications Partners III Limited Partnership ("M/C Partners III"), M/C III, L.L.C. ("M/C III"), M/C Investors L.L.C. ("M/C Investors"), David D. Croll, James F. Wade, Stephen Gormley, John Hayes, and Christopher Gaffney (each a "Reporting Person," and collectively, the "Reporting Persons"). M/C III is the sole general partner of M/C Partners III. Each of Messrs. Croll, Wade, Gormley, Hayes and Gaffney (the "Individual Reporting Persons") is a member of M/C III and M/C Investors. Pursuant to the Limited Liability Company Agreements of M/C III and M/C Investors, the Individual Reporting Persons share voting and dispositive power over the Common Stock of the Company owned of record by M/C Partners III and M/C Investors.

     The principal business address of each of the Reporting Persons is 75 State Street, Suite 2500, Boston, MA 02109. M/C Partners III, a Delaware limited partnership, and M/C Investors, a Delaware limited liability company, were formed for the purpose of investing in equity and equity-related securities primarily acquired or issued in venture capital investments and other private equity transactions in the media and communications industry. M/C III, a Delaware limited liability company, was formed to serve as the sole general partner of M/C Partners III. The Individual Reporting Persons serve in various management capacities with Media/Communications Partners.

     During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Each of the Individual Reporting Persons is a United States citizen.


     Item 3.   Source and Amount of Funds or Other Consideration.

     The Reporting Persons acquired shares of Common Stock in exchange for shares of common stock of Ovation Communications, Inc., a Delaware corporation ("Ovation"), on March 31, 1999 pursuant to an Agreement and Plan of Merger dated as of January 7, 1999 by and among the Company, Bravo Acquisition Corporation, Ovation and certain stockholders of Ovation (including M/C Partners III and M/C Investors) (the "Merger Agreement"). A copy of the Merger Agreement was filed as Exhibit 2.1 to the Company's Current Report on Form 8-K filed January 14, 1999.


     Item 4.  Purpose of Transaction.

     The Reporting Persons acquired the Common Stock for investment purposes. After the issuance of the Common Stock pursuant to the Merger Agreement, Peter H.O. Claudy, who is affiliated with M/C III and M/C Investors, has been elected as a director of the Company. Subject to the restrictions on the disposition of Common Stock pursuant to the Stockholders' Agreement described in Item 5 below, any or all of the shares of Common Stock beneficially owned by the Reporting Persons may be sold or otherwise disposed of from time to time. The Reporting Persons have no other plans or proposals which relate to or would result in any of the matters enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D. See Item 6 below for a description of the Stockholders' Agreement.

     Item 5.   Interest in Securities of Issuer.

     (a) M/C Partners III beneficially owns an aggregate of 3,728,608 shares of Common Stock, which represents approximately 5.01% percent of the 74,393,054 shares of Common Stock outstanding on March 31, 1999. As M/C Partners' sole general partner, M/C III exercises voting and dispositive control over all of the shares of Common Stock owned by M/C Partners III.

     M/C Investors beneficially owns an aggregate of 185,251 shares of Common Stock, which represents approximately .25% percent of the shares of Common Stock outstanding on March 31, 1999.

     Messrs. Croll, Wade, Gormley, Hayes and Gaffney share beneficial ownership over an aggregate of 3,913,859 shares of Common Stock owned of record by M/C Partners III and M/C Investors, which represents approximately 5.26% of the shares of Common Stock outstanding on March 31, 1999.

     On January 7, 1999, M/C Investors and M/C Partners III entered into a Stockholder's Agreement with the Company, IES Investments Inc. ("IES"), Clark E. McLeod, Mary E. McLeod, Richard A. Lumpkin and Gail G. Lumpkin, (the "1999 Stockholders' Agreement"). On or about January 26, 1999, certain former shareholders of Consolidated Communications Inc., along with certain permitted transferees, also became parties to the 1999 Stockholders' Agreement (collectively, the "CCI Shareholders").

     The CCI Shareholders are as follows:

     Gail G. Lumpkin;

     Margaret Lumpkin Keon, as Trustee under the Margaret Lumpkin Keon Trust dated May 13, 1978;

     Mary Lee Sparks and Steven L. Grissom, as Trustees of the Mary Lee Sparks Trust dated May 13, 1978;

     Bank One, Texas, N.A., as Trustee of the twelve trusts created under the Mary Green Lumpkin Gallo Trust Agreement dated December 29, 1989, one for the benefit of each of Joseph John Keon III, Katherine Stoddert Keon, Lisa Anne Keon, Margaret Lynley Keon, Pamela Keon Vitale, Susan Tamara Keon DeWyngaert, Benjamin Iverson Lumpkin, Elizabeth Arabella Lumpkin, Anne Romayne Sparks, Barbara Lee Sparks, Christina Louise Sparks, and John Woodruff Sparks;

     Bank One, Texas, N.A., as Trustee of the twelve trusts created under the Richard Adamson Lumpkin Grandchildren's Trust dated September 5, 1980, one for the benefit of each of Joseph John Keon III, Katherine Stoddert Keon, Lisa Anne Keon, Margaret Lynley Keon, Pamela Keon Vitale, Susan Tamara Keon DeWyngaert, Benjamin Iverson Lumpkin, Elizabeth Arabella Lumpkin, Anne Romayne Sparks, Barbara Lee Sparks, Christina Louise Sparks, and John Woodruff Sparks;

     Bank One, Texas, N.A., as Trustee of the three trusts established by Richard Adamson Lumpkin under the Trust Agreement dated February 6, 1970, one for the benefit of each of Richard Anthony Lumpkin, Margaret Anne Keon, and Mary Lee Sparks; and

     David R. Hodgman and Steven L. Grissom, as Trustees of the twelve 1990 Personal Income Trusts established by Margaret L. Keon, Mary Lee Sparks, and Richard A. Lumpkin, each dated April 20, 1990, one for the benefit of each of Joseph John Keon III, Katherine Stoddert Keon, Lisa Anne Keon, Margaret Lynley Keon, Pamela Keon Vitale, Susan Tamara Keon DeWyngaert, Benjamin Iverson Lumpkin, Elizabeth Arabella Lumpkin, Anne Romayne Sparks, Barbara Lee Sparks, Christina Louise Sparks, and John Woodruff Sparks.

     The Reporting Persons, together with the Company, IES, Clark E. McLeod, Mary E. McLeod, Richard A. Lumpkin, Gail G. Lumpkin, and the CCI Shareholders (collectively, the "Reporting Group") comprise a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934. Collectively, and insofar as is known to the Reporting Persons and M/C III, this Reporting Group beneficially owns a total of 29,396,498 shares of Common Stock, which represents 39.5 percent of the number of shares of Common Stock outstanding on March 31, 1999.


   The following table sets forth information regarding the shares of Common Stock beneficially owned by the Reporting Group:

                                                                          Voting and        Number of        Percent of
          Reporting Group                                                Dispositive        Shares of        Outstanding
          Members                               Trust                       Powers        Common Stock      Common Stock

Gail Gawthrop Lumpkin            N/A                                         Sole           311,127             0.4

Mary Lee Sparks and              Trust Agreement dated May 13,              Shared          332,209             0.5
Steven L. Grissom                    1978 f/b/o Mary Lee Sparks

Bank One, Texas NA;              Richard Adamson Lumpkin                    Shared           23,403             0.0
Richard A. Lumpkin                   Grandchildren's Trust dated
(power to direct vote                9/5/80 f/b/o Joseph John Keon
and investments)                     III

Bank One, Texas NA;              Richard Adamson Lumpkin                    Shared           23,403             0.0
Richard A. Lumpkin                   Grandchildren's Trust dated
(power to direct vote                9/5/80 f/b/o Katherine
and investments)                     Stoddert Keon

Bank One, Texas NA;              Richard Adamson Lumpkin                    Shared           23,403             0.0
Richard A. Lumpkin                   Grandchildren's Trust dated
(power to direct vote                9/5/80 f/b/o Lisa Anne Keon
and investments)

Bank One, Texas NA;              Richard Adamson Lumpkin                    Shared           23,403             0.0
Richard A. Lumpkin                   Grandchildren's Trust dated
(power to direct vote                9/5/80 f/b/o Margaret Lynley
and investments)                     Keon

Bank One, Texas NA;              Richard Adamson Lumpkin                    Shared           23,403             0.0
Richard A. Lumpkin                   Grandchildren's Trust dated
(power to direct vote                9/5/80 f/b/o Pamela Keon
and investments)                     Vitale

Bank One, Texas NA;              Richard Adamson Lumpkin                    Shared           23,403             0.0
Richard A. Lumpkin                   Grandchildren's Trust dated
(power to direct vote                9/5/80 f/b/o Susan Tamara Keon
and investments)                     DeWyngaert

Bank One, Texas NA;              Richard Adamson Lumpkin                    Shared           54,688             0.1
Richard A. Lumpkin                   Grandchildren's Trust dated
(power to direct vote                9/5/80 f/b/o Benjamin Iverson
and investments)                     Lumpkin

Bank One, Texas NA;              Richard Adamson Lumpkin                    Shared           54,688             0.1
Richard A. Lumpkin                   Grandchildren's Trust dated
(power to direct vote                9/5/80 f/b/o Elizabeth
and investments)                     Arabella Lumpkin

Bank One, Texas NA;              Richard Adamson Lumpkin                    Shared           31,176             0.0
Richard A. Lumpkin                   Grandchildren's Trust dated
(power to direct vote                9/5/80 f/b/o Anne Romayne
and investments)                     Sparks

Bank One, Texas NA;              Richard Adamson Lumpkin                    Shared           31,176             0.0
Richard A. Lumpkin                   Grandchildren's Trust dated
(power to direct vote                9/5/80 f/b/o Barbara Lee
and investments)                     Sparks

Bank One, Texas NA;              Richard Adamson Lumpkin                    Shared           31,176             0.0
Richard A. Lumpkin                   Grandchildren's Trust dated
(power to direct vote                9/5/80 f/b/o Christina Louise
and investments)                     Sparks

Bank One, Texas NA;              Richard Adamson Lumpkin                    Shared           31,176             0.0
Richard A. Lumpkin                   Grandchildren's Trust dated
(power to direct vote                9/5/80 f/b/o John Woodruff
and investments)                     Sparks

Bank One, Texas NA;              Trust named for Joseph John Keon           Shared          169,891             0.2
Richard A. Lumpkin                   III created under the Mary
(power to direct vote                Green Lumpkin Gallo Trust
and investments)                     Agreement dated December 29,
                                    1989

Bank One, Texas NA;              Trust named for Katherine                  Shared          169,891             0.2
Richard A. Lumpkin                   Stoddert Keon created under
(power to direct vote                the Mary Green Lumpkin Gallo
and investments)                     Trust Agreement dated
                                     December 29, 1989

Bank One, Texas NA;              Trust named for Lisa Anne Keon             Shared            54,891            0.1
Richard A. Lumpkin                   created under the Mary Green
(power to direct vote                Lumpkin Gallo Trust Agreement
and investments)                     dated December 29, 1989\

Bank One, Texas NA;              Trust named for Margaret Lynley            Shared          154,891             0.2
Richard A. Lumpkin                   Keon created under the Mary
(power to direct vote                Green Lumpkin Gallo Trust
and investments)                     Agreement dated December 29,
                                     1989

Bank One, Texas NA;              Trust named for Pamela Keon                Shared          154,891             0.2
Richard A. Lumpkin                   Vitale created under the Mary
(power to direct vote                Green Lumpkin Gallo Trust
and investments)                     Agreement dated December 29,
                                     1989

Bank One, Texas NA;              Trust named for Susan Tamara Keon          Shared          154,891             0.2
Richard A. Lumpkin                   created under the Mary Green
(power to direct vote                Lumpkin Gallo Trust Agreement
and investments)                     dated December 29, 1989

Bank One, Texas NA;              Trust named for Benjamin Iverson           Shared          308,965             0.4
Richard A. Lumpkin                   Lumpkin created under the Mary
(power to direct vote                Green Lumpkin Gallo Trust
and investments)                     Agreement dated December 29,
                                     1989

Bank One, Texas NA;              Trust named for Elizabeth                  Shared          308,965             0.4
Richard A. Lumpkin                   Arabella Lumpkin created under
(power to direct vote                the Mary Green Lumpkin Gallo
and investments)                     Trust Agreement dated
                                     December 29, 1989

Bank One, Texas NA;              Trust named for Anne Romayne               Shared           93,459             0.1
Richard A. Lumpkin                   Sparks created under the Mary
(power to direct vote                Green Lumpkin Gallo Trust
and investments)                     Agreement dated December 29,
                                     1989

Bank One, Texas NA;              Trust named for Barbara Lee                Shared           43,459             0.1
Richard A. Lumpkin                   Sparks created under the Mary
(power to direct vote                Green Lumpkin Gallo Trust
and investments)                     Agreement dated December 29,
                                     1989

Bank One, Texas NA;              Trust named for Christina Louise           Shared           43,459             0.1
Richard A. Lumpkin                   Sparks created under the Mary
(power to direct vote                Green Lumpkin Gallo Trust
and investments)                     Agreement dated December 29,
                                     1989

Bank One, Texas NA;              Trust named for John Woodruff              Shared           43,459             0.1
Richard A. Lumpkin                   Sparks created under the Mary
(power to direct vote                Green Lumpkin Gallo Trust
and investments)                     Agreement dated December 29,
                                     1989

Margaret L. Keon                 Margaret Lumpkin Keon Trust dated           Sole           506,461             0.7
(settlor and trustee)                May 13, 1978

Steven L. Grissom and            Margaret L. Keon 1990 Personal             Shared           75,037             0.1
David R. Hodgman;                    Income Trust for the Benefit
Richard A. Lumpkin                   of Joseph John Keon III dated
(power to direct sale                April 20, 1990
of shares)

Steven L. Grissom and            Margaret L. Keon 1990 Personal             Shared           75,037             0.1
David R. Hodgman;                    Income Trust for the Benefit
Richard A. Lumpkin                   of Katherine Stoddert Keon
(power to direct sale                dated April 20, 1990
of shares)

Steven L. Grissom and            Margaret L. Keon 1990 Personal             Shared           75,037              0.1
David R. Hodgman;                    Income Trust for the Benefit
Richard A. Lumpkin                   of Lisa Anne Keon dated
(power to direct sale                April 20, 1990
of shares)

Steven L. Grissom and            Margaret L. Keon 1990 Personal             Shared           75,037              0.1
David R. Hodgman;                    Income Trust for the Benefit
Richard A. Lumpkin                   of Margaret Lynley Keon dated
(power to direct sale                April 20, 1990
of shares)

Steven L. Grissom and            Margaret L. Keon 1990 Personal             Shared           75,037              0.1
David R. Hodgman;                    Income Trust for the Benefit
Richard A. Lumpkin                   of Pamela Keon Vitale dated
(power to direct sale                April 20, 1990
of shares)

Steven L. Grissom and            Margaret L. Keon 1990 Personal             Shared           75,037              0.1
David R. Hodgman;                    Income Trust for the Benefit
Richard A. Lumpkin                   of Susan Tamara Keon
(power to direct sale                DeWyngaert dated April 20,
of shares)                           1990

Steven L. Grissom and            Richard Anthony Lumpkin 1990               Shared          724,601             1.0
David R. Hodgman;                    Personal Income Trust for the
Richard A. Lumpkin                   Benefit of Benjamin Iverson
(power to direct sale                Lumpkin dated April 20, 1990
of shares)

Steven L. Grissom and            Richard Anthony Lumpkin 1990               Shared          724,601             1.0
David R. Hodgman;                    Personal Income Trust for the
Richard A. Lumpkin                   Benefit of Elizabeth Arabella
(power to direct sale                Lumpkin dated April 20, 1990
of shares)

Steven L. Grissom and            Mary Lee Sparks 1990 Personal              Shared          150,224             0.2
David R. Hodgman;                    Income Trust for the Benefit
Richard A. Lumpkin                   of Anne Romayne Sparks dated
(power to direct sale                April 20, 1990
of shares)

Steven L. Grissom and            Mary Lee Sparks 1990 Personal              Shared          150,224             0.2
David R. Hodgman;                    Income Trust for the Benefit
Richard A. Lumpkin                   of Barbara Lee Sparks dated
(power to direct sale                April 20, 1990
of shares)

Steven L. Grissom and            Mary Lee Sparks 1990 Personal              Shared          150,224             0.2
David R. Hodgman;                    Income Trust for the Benefit
Richard A. Lumpkin                   of Christina Louise Sparks
(power to direct sale                dated April 20, 1990
of shares)

Steven L. Grissom and            Mary Lee Sparks 1990 Personal              Shared          150,224             0.2
David R. Hodgman;                    Income Trust for the Benefit
Richard A. Lumpkin                   of John Woodruff Sparks dated
(power to direct sale                April 20, 1990
of shares)

Bank One, Texas NA;              Richard Anthony Lumpkin Trust              Shared            1,822              0.0
Richard A. Lumpkin                   under the Trust Agreement
n (power to direct                   dated February 6, 1970
vote and investments)

Bank One, Texas NA;              Margaret Anne Keon Trust under             Shared           60,619             0.1
Richard A. Lumpkin                   the Trust Agreement dated
(power to direct vote                February 6, 1970
and investments)

Bank One, Texas NA;              Mary Lee Sparks Trust under the            Shared          107,030             0.1
Richard A. Lumpkin                   Trust Agreement dated
(power to direct vote                February 6, 1970
and investments)

Richard A. Lumpkin               N/A                                         Sole            11,250 (1)          0.0


     (1)  Consists of 11,250 shares underlying presently exercisable option.

Clark E. McLeod and              N/A                                       Sole and        9,330,734           12.5
Mary E. McLeod                                                              Shared

IES Investments, Inc.            N/A                                         Sole         10,245,457           13.8

     (b) M/C Partners III has sole power to vote or direct the vote of and the sole power to dispose of or to direct the disposition of 3,728,608 shares of Common Stock. M/C Investors has sole power to vote or direct the vote of and the sole power to dispose of or to direct the disposition of 185,251 shares of Common Stock. M/C III has the shared power to vote or direct the vote of and shared power to dispose of or to direct the disposition of 3,728,600 shares of Common Stock. Messrs. Croll, Wade, Gormley, Hayes and Gaffney have shared power to vote or direct the vote of and shared power to dispose of or to direct the disposition of 3,913,859 shares of Common Stock.

     (c)  None.

     (d) Not applicable.

     (e) Not applicable.

    Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

    Pursuant to the 1999 Stockholders' Agreement, M/C Partners III and M/C Investors, for so long as they collectively and continuously own at least 2,500,000 shares of Class A Common Stock, shall, for the period ending on December 31, 2001, vote their shares and take all action with their power to
    (i) establish and maintain the size of the Company's Board of Directors (the "Board") at up to eleven directors; (ii) cause to be elected to the Board one director designated by IES (for so long as IES owns at least 4,000,000 shares of Class A Common Stock); (iii) cause to be elected to the Board three directors who are executive officers of the Company designated by Clark E. McLeod (for so long as Clark and Mary McLeod collectively beneficially and continuously own at least 4,000,000 shares of the Class A Common Stock); (iv) cause Richard A. Lumpkin to be elected to the Board (for so long as the CCI Shareholders and Richard A. Lumpkin collectively beneficially and continuously own at least 4,000,000 shares of the Class A Common Stock); (v) cause to be elected to the Board a director nominated by the Board to replace a director designated by IES, Clark E. McLeod, Mary McLeod or Richard A. Lumpkin, as provided above, because the director no longer can or will serve as a director; (vi) cause to be elected to the Board up to five non-employee directors nominated by the Board; and (vii) cause to be elected to the Board one director designated by M/C Partners III and M/C Investors (for so long as M/C Partners III and M/C Investors collectively beneficially and continuously own at least 2,500,000 shares of Class A Common Stock). The 1999 Stockholders' Agreement further provides that, until December 31, 2001, and subject to certain exceptions, neither M/C Partners III nor M/C Investors will sell or otherwise dispose of any equity securities of the Company without the consent of the Board.

    The foregoing description of the 1999 Stockholders' Agreement is qualified in its entirety by reference to the 1999 Stockholders' Agreement, which was filed as an exhibit to the Company's current Report on Form 8-K, filed on January 14, 1999, and is incorporated herein by reference.

    Item 7. Material to be Filed as Exhibits.


          1. Stockholders' Agreement, dated as of January 7, 1999, among the Company, IES, Clark E. McLeod, Mary E. McLeod, Richard A. Lumpkin, Gail G. Lumpkin, M/C Investors L.L.C. and Media/Communications Partners III Limited Partnership. (Incorporated by reference to
          Exhibit 2.1 of the Form 8-K filed by the Company on January 14, 1999.)

          2. Joint Filing Agreement set forth below.

                                    SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    Date: May ___, 1999


                                          M/C INVESTORS L.L.C.

                                       By: /s/ James Wade
                                          --------------------------------------
                                           James Wade
                                           Manager

                                           MEDIA COMMUNICATIONS PARTNERS III
                                           LIMITED PARTNERSHIP

                                       By: M/C III, L.L.C., its General Partner

                                       By: /s/ James Wade
                                           -------------------------------------
                                           James Wade
                                           Manager

                                       By: /s/ David D. Croll
                                           -------------------------------------
                                           David D. Croll

                                       By: /s/ James F. Wade
                                           -------------------------------------
                                           James F. Wade

                                       By: /s/ Stephen Gormley
                                           -------------------------------------
                                           Stephen Gormley

                                       By: /s/ John Hayes
                                           -------------------------------------
                                           John Hayes

                                       By: /s/ Christopher Gaffney
                                           -------------------------------------
                                           Christopher Gaffney

                                     Exhibit


    In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, the undersigned agree to the joint filing of a Statement on
Schedule 13D (including any and all amendments thereto) with respect to the shares of Class A Common Stock, $.01 par value, of McLeodUSA Incorporated, and further agree that this Joint Filing Agreement be included as an Exhibit thereto. In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Statement.

    Date: May ___, 1999


                                           M/C INVESTORS L.L.C.

                                       By: /s/ James Wade
                                           -------------------------------------
                                           James Wade
                                           Manager

                                           MEDIA COMMUNICATIONS PARTNERS III
                                           LIMITED PARTNERSHIP

                                       By: M/C III, L.L.C., its General Partner

                                       By: /s/ James Wade
                                           -------------------------------------
                                           James Wade
                                           Manager


                                       By: /s/ David D. Croll
                                           -------------------------------------
                                           David D. Croll

                                       By: /s/ James F. Wade
                                           -------------------------------------
                                           James F. Wade

                                       By: /s/ Stephen Gormley
                                           -------------------------------------
                                           Stephen Gormley

                                       By: /s/ John Hayes
                                           -------------------------------------
                                           John Hayes

                                       By: /s/ Christopher Gaffney
                                           -------------------------------------
                                           Christopher Gaffney